Exhibit 99.1

Denison Mines Corp. 40 University Ave, Suite 1100 Toronto, ON M5J 1T1 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com	Fission Uranium Corp. 700 – 1620 Dickson Avenue Kelowna, British Columbia V1Y 9Y2 Ph. 250-868-8140 • Fx. 250-868-8493 • www.fissionuranium.com

PRESS RELEASE

DENISON AND FISSION

TERMINATE ARRANGEMENT AGREEMENT

Toronto, ON – October 13, 2015 – Denison Mines Corp. (TSX: DML, NYSE MKT: DNN) (“Denison”) and Fission Uranium Corp. (TSX: FCU, OTCQX: FCUUF, FRANKFURT: 2FU) (“Fission”) have terminated the previously announced arrangement agreement pursuant to which Denison and Fission were to combine their respective businesses by way of a court-approved plan of arrangement (the “Arrangement”). At the deadline for submission of proxies on Friday, Denison’s shareholders strongly supported the Arrangement. While a majority of the Fission shares voted were in favour of the Arrangement, the required two-thirds approval was not obtained.

As a result of the termination of the Arrangement, neither Fission nor Denison will hold their respective shareholders meetings scheduled for October 14, 2015.

Computershare Investor Services Inc., as depositary for the Arrangement, will be returning any physical share certificates that have been submitted by shareholders of Denison and Fission in connection with the Arrangement, forthwith in accordance with the instructions contained in the letters of transmittal.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

About Fission

Fission is a Canadian based resource company specializing in the strategic exploration and development of the Patterson Lake South uranium property - host to the world-class Triple R uranium deposit - and is headquartered in Kelowna, British Columbia. Common Shares are listed on the TSX Exchange under the symbol “FCU”, the OTCQX marketplace in the U.S. under the symbol “FCUUF” and on the Frankfurt Exchange under the symbol “2FU”.

For more information, please contact:

Denison Mines Corp. David Cates: (416) 979-1991 ext. 362 President and Chief Executive Officer Sophia Shane: (604) 689-7842 Investor Relations	Fission Uranium Corp. Dev Randhawa: (250) 868-8140 Chief Executive Officer Rich Matthews: (877) 868-8140 Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison and Fission. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of each of Denison and Fission to be materially different from those expressed or implied by such forward-looking statements. Each of Denison and Fission believe that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release.

There can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, in the case of Denison, please refer to “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml, and, in the case of Fission, please refer to “Risk Factors” in Fission’s Annual Information Form dated September 14, 2015 available under its profile at www.sedar.com.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Neither Denison nor Fission undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in their respective expectations except as otherwise required by applicable legislation.